Exhibit 99.3
RNS Number: 2556A
Wolseley PLC
16 July 2007
NEWS RELEASE
16 July 2007
Wolseley plc
Pre-Close Period Trading Statement for 11 months to 30 June 2007
Wolseley plc, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, issues its regular trading statement for the 11 months to 30 June 2007, prior to entering its close period. The preliminary results for the 12 months ending 31 July 2007 are due to be announced on 24 September 2007.
Overview
The results announced today demonstrate the benefits of the Group’s diversity and its ability to react swiftly to changing market conditions. Although the US new housing market, which affects around one quarter of Wolseley’s revenues, has slowed significantly, the Group has continued to invest in the business for future growth, made acquisitions that further increase diversity and restructured its operations to reduce costs and improve margins going forward.
Against this background, Group revenue for the 11 months to 30 June 2007 was up by almost 15%, after currency translation and including the effect of acquisitions. Trading profit for the same period was up about 2%. In constant currency, revenue and trading profit would have been a further 6% higher.
As previously indicated, the Group’s results have also been affected by lower lumber and panel prices in the USA, as well as adverse currency translation and one-off restructuring costs. The effect of these factors has been partially offset by good organic growth in the US plumbing and heating business (Ferguson ), an improved performance in continental Europe and the contribution from acquisitions.
Group profit before tax and before amortisation of acquired intangibles for the 11 months to 30 June 2007 was around 5% lower than the comparable period in the prior year, reflecting a higher interest charge relating to the recent acquisition spend and increased interest rates. For the 12 months to 31 July 2007 the Group’s trading profit will be impacted by further one-off restructuring costs which are expected to be in the region of £9 million.
Further details of market conditions and financial performance in each of the Group’s business segments are set out below.
North America
In North America, revenue for the 11 months to 30 June 2007 in sterling, including acquisitions, decreased by about 4% compared to the corresponding period in the prior year. Trading profit in sterling, including acquisitions, was down by around 17%, after charging previously announced one-off costs relating to headcount reductions and branch closures.
In the USA, the new residential market continues to be challenging, but the repairs, maintenance and improvement market (“RMI”) and the commercial and industrial sectors continue to provide opportunities for growth. Aggregate local currency revenue from the Group’s US businesses, including acquisitions, was about 5% higher but US trading profit was down by around 10%. US Dollar weakness has led to an 8.5% adverse currency translation impact when US results are reported in sterling.
Ferguson produced a strong performance continuing to take market share, with revenue in local currency for the 11 months to 30 June 2007 up by around 15%, of which approximately 6% was organic growth. Trading profit was up by about 20% on the equivalent period in the prior year. The higher trading margin reflects the diversity of the business and of the specialist product offering as well as a focus on cost efficiency.
At Stock, the US building materials business, revenue and trading profit continue to be impacted by the challenging new residential market resulting in increased price competition and also by the significantly lower lumber and structural panel prices. Lumber and structural panel prices, which when combined account for approximately 45% of Stock’s revenues, have fallen by 21% and 27%, respectively. Including the impact of acquisitions, local currency revenue was down nearly 15%. Stock continued to outperform the market with organic sales volumes down by 15%, compared with average housing starts which were 25% lower at 1.5 million, compared to 2.1 million in the prior period. Commodity price deflation caused revenues to decline a further 10%. Trading profit was down by two-thirds, after charging the previously announced one-off costs of some $11 million, relating to 22 branch closures and headcount reductions of around 4,500 (25% of total employees).
In addition, there are one-off charges, arising in July, of $12 million following the decision to close a further 24 branches, involving a 370 headcount reduction, primarily in the MidWest, and $10 million from the consequential goodwill impairment provision required in that region. Stock’s remaining branch network will comprise 287 branches across 33 states.
Wolseley Canada achieved modest local currency revenue growth, although trading profit was lower compared to the equivalent period in the prior year, primarily due to lower activity levels in the exploration industries in Western Canada. With effect from 1 August 2007, Wolseley Canada will be integrated into Ferguson         , operating within the same business group structure which focuses on specific customer types, and will benefit from leveraging the US operations, including the distribution centre network.
Europe
In Europe, revenue in sterling, including acquisitions, increased by more than 45% in the 11 months to 30 June 2007, whilst trading profit was up by around 35%. Excluding DT Group, European revenues and trading profit were up by about 15% and more than 5%, respectively.
Wolseley UK, including Ireland, achieved strong revenue growth of more than 15%, including around 10% organic growth, reflecting market share gains across most brands. Trading profit, including acquisitions, was up more than 5%. The trading margin was lower as a result of competitive market conditions in the first half and the effect of the previously announced one-off costs and investments in the business, but has shown the expected upward trend in the second half.
Wolseley France achieved double-digit revenue growth, approximately half of which was organic. Its underlying trading margin improved slightly, after adjusting for the net impact of one-off items in the current and prior year.
DT Group’s trading in the Nordic region in its first nine months of Wolseley ownership continues to exceed expectations at the time of acquisition. Over that period, revenue increased by approximately 15% and trading profit increased by more than 20%, compared to the comparable period in the prior year.

Central and Eastern European businesses showed strong revenue growth, despite most principal markets remaining broadly flat. Overall, in sterling, revenue was up more than 20%, with double digit organic growth, and the trading margin also improved. There will be a one-off charge of around £3 million in July, relating to restructuring in Italy following the opening of the new distribution centre.
Financial
Since 1 August 2006, a total of 41 bolt-on acquisitions have been completed for an aggregate consideration of approximately £374 million. These 41 acquisitions are expected to add approximately £656 million to Group revenue in a full year. In addition, on 25 September 2006, the Group completed the acquisition of DT Group for a consideration of £1,339 million which brings aggregate acquisition spend for the year to £1,713 million.
As expected, the interest charge is running at almost twice the level incurred in the corresponding period in the prior year due to the higher level of average borrowings as a result of recent acquisitions and interest rate rises.
The Group’s financial position remains strong with Group gearing, as at 30 June 2007, of around 78% at current exchange rates (89.6% as at 31 January 2007), reflecting a strong improvement in operating cashflow during the period to date.
Outlook
There are no signs of any upturn in the US housing market and the timing of any recovery remains uncertain. The RMI and commercial and industrial markets are expected to continue to provide good opportunities for growth.
In the UK, recent sales trends have been positive although the market signals are difficult to interpret following the recent interest rate rises. Housing starts in Ireland are expected to continue to slow from the extremely high levels seen in recent years.
Markets across Continental Europe and the Nordic region are expected to be generally positive and Wolseley’s operations in those areas are expected to show further progress.
The Group will continue to target margin improvement by pursuing the initiatives relating to supply chain, sourcing and private label and by ensuring that maximum benefits are derived from the investments in facilities, technology and people, whilst continuing to focus on the cost base. The Group is well positioned to benefit from any recovery in the US new housing market and expects to continue to make good progress in other markets which account for around three-quarters of the Group’s revenue.
Chip Hornsby, Group Chief Executive of Wolseley, said:
“The Group has reacted swiftly and decisively to the difficult conditions in the US housing market and will continue to pursue its strategy to create competitive advantage and shareholder value from its leading market positions and excellent platform for future growth.”
Exchange Rates
The average profit and loss account translation rate for the first 11 months was

$1.95 to the £1 compared to $1.78 for the comparable period last year, a fall of 8.5%, and €1.48 to the £1 compared to €1.46, a fall of 1.6%.
Trading profit, a term used throughout this announcement, is defined as operating profit before amortisation and impairment of acquired intangibles. Trading margin is the ratio of trading profit to sales stated as a percentage.
There will be an analyst/investor meeting today at 9.30 a.m. taking place at UBS, 1 Finsbury Avenue, London, EC2M 2PP.
A dial-in facility will be available for this meeting:

UK Toll Free dial-in International dial-in ID	0800 559 3272 +44 (0)207 138 0814 Wolseley
Slides to accompany the call will be available from 09.15 a.m. on www.wolseley.com.
A replay facility will be available until 29th July 2007 by dialling:

UK Toll Free International US Toll Free	0800 559 3271 +44 (0)207 806 1970 +1 866 883 4489

Replay Passcode 3268424#
ENQUIRIES:

Guy Stainer Group Investor Relations Director	+44 (0) 118 929 8744 +44 (0) 7739 778187

John English +1 513 771 9000 Vice President, Investor Relations, North America	+1 513 328 4900

Brunswick Andrew Fenwick Nina Coad	+44 (0)20 7404 5959
Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations including, without limitation, discussions of the Company’s business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company’s forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.
Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2006 was approximately £14.2 billion and operating profit, before amortisation and impairment of acquired intangibles, was £882 million. Wolseley has around 78,000 employees operating in 28 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico, Barbados and Greenland. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
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